Internal Presentation to Sales and Marketing Teams August 8, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Today's Discussion Explain the deal and the rationale Discuss what this means: For Customers For OEMs and Business Partners For Shareholders For Employees Discuss what you need to focus on, what you can and cannot do Where to go with questions

This transaction is good for customers, partners, shareholders, and employees Benefits to Customers Investment protection Build stronger relationships with our customers and OEMs Full breadth of products and services for enterprise customers Drive interoperability and unified management Lower TCO Greater choices and flexibility for next-generation data centers More compelling breadth and scale of solutions today Greater opportunity to invest and accelerate innovation on the platform you have already invested in

This transaction is good for customers, partners, shareholders, and employees Benefits to OEMs and Channel Partners This combination will drive incremental benefits to our OEM partners Minimizing operational, support and qualification time and costs Reduce SKU's and overhead to the OEM/channel partner Increasing investment in differentiated solutions to jointly develop new markets Deliver even higher levels of support and service Set new levels for customer satisfaction and loyalty Stronger partner Increased ability to drive innovation/differentiated solutions creates opportunity for OEM to capture more value

This transaction is good for customers, partners, shareholders, and employees Benefits to Shareholders Significant cost synergies Stronger, more viable company that can fund innovation, growth diversify Company remains well capitalized Continue to deliver on financial model Market is evolving to encompass more complex and challenging set of requirements Positions us better to address future customer needs and competitiveness

This transaction is good for customers, partners, shareholders, and employees Benefits to Employees Stronger and more competitive company Better opportunity for personal and professional growth Leader in innovation and future technologies Broadest product offering Strongest installed base

Transaction Overview and Timeline Today Brocade announces intent to acquire McData Stock transaction Initial call-out and briefings to key constituents Process from today until deal closure Companies operate separately and compete as they have been No interaction between sales teams allowed Integration planning (not implementation) will begin by a small team Process after deal closure Brocade will be the future company Integration implementation (structure, products, etc.) will begin

Key Messages to the Market The focus is significant customer and partner benefits Competitive landscape will remain strong We are absolutely committed to investment protection for our respective customers Positions us for investment and growth in the evolving data center of the future Natural convergence point with next generation technologies

What does it mean for Brocade? Before deal closing After deal closing Nothing changes, we operate as we have always operated No changes to reporting structure No changes to management teams No changes to our relationship with OEMs, Suppliers or Business Partners Brocade executive team will lead the combined company Integration plan will define appropriate organizational refinements

What does it mean for Me? Before deal closing After deal closing CUSTOMER RETENTION CUSTOMER SATISFACTION Nothing changes, we deliver on roadmap and sales targets We sell and promote Brocade products and vision We COMPETE TO WIN vs. everyone! CUSTOMER RETENTION CUSTOMER SATISFACTION Nothing changes, we deliver on roadmap and sales targets We sell and promote Brocade products and vision We COMPETE TO WIN vs. all competitors Opportunities for growth and career development

What does it mean for End Users? Before deal closing After deal closing Nothing changes Investment protection Continued support We will continue to deliver on product roadmap Simplified, streamlined offerings Will emphasize investment protection and continuity of supply/support for installed base Roadmap will emphasize investment protection and innovation

What does it mean for OEMs and Channel Partners? Before deal closing After deal closing Nothing changes, we compete with McData and all other competitors No changes to OEM model No changes to reseller partnerships We sell our products, sell our vision Remain focused on partner and customer satisfaction We continue to compete with all competitors Maintain OEM and reseller partner go-to-market model Accelerate and amplify customer and partner benefits Focus in investment protection and innovation for customers and partners

What if there are Questions? From me? Updated information will be posted - SRC, Sales Flash First calls to your manager, director or VP Also can call Ian, VP Sales or Tom, VP Marketing From my partner or customer? You need to be the point person, just like always If you need help, follow instructions above There will be updated information posted on our corporate and partner web sites

For McData End-Users Updated Content on www.brocade.com specifically for McData customers Customer Letter from the CEO Q&A Link to SAN Health Offer to join Brocade Connect for 90 days Remember you have competitive programs !!!

For McData Resellers Updated Content on Brocade Partner Network http://partner.brocade.com On http://www.brocade.com Customer Letter the CEOs Q&A Link to SAN Health Offer to join Brocade Connect for 90 days Remember you have competitive programs !!!

Information Available in SRC For use with your customers and partners Letter from CEO Q&A Messaging information SAN Health and Brocade Connect offer Stay tuned for web casts, webinars and other events

What's My Script When I call on McData Customers? Do not bring your McData counterpart Do not speculate or comment on combined roadmap Introduce yourself to the McData account Inform the customer of our intention to buy McData Refer to information on www.brocade.com (re: acquisition) Schedule time for Brocade roadmap, vision and solutions Two offers: Free SANHealth on www.brocade.com Free 90 day trial of Brocade Connect for McData customers Compete to win as you always have!

What if Customers Ask About Roadmap REMEMBER - until close, both companies remain independent and execute on their own roadmap Investment protection defined: Supply and Support for all existing McData platforms Interoperability and migration solutions and support Common, unified management tools Commitment to converged roadmap and platforms at next major technology cycle

If You Don't Know or Aren't Sure Practice Saying These Things "I don't know, let me ask and get back to you" "Check the latest information on our website" "Would you like to buy some directors?"

Call to Action Learn the positioning Compete and win as you always have Customer retention and satisfaction - do NOT let the competition in!!! If you have questions or need more information, DO NOT hesitate to call

Thank You Questions? *Certain slides containing attorney-client privileged information have been removed from this presentation.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investors Relations at (408) 567-5815 or investor_relations@mcdata.com Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investors Relations at (408) 567-5815 or investor_relations@mcdata.com